COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

06015989

AUG 14 2006

10 August 2006

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

pp [signature]

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

10 August 2006

Company Announcements Office
Australian Stock Exchange Limited

Coca-Cola Amatil and SABMiller Join Forces in Premium Beer Venture

Coca-Cola Amatil (CCA), the largest manufacturer of non-alcoholic beverages in the Asia-Pacific region, today announced the formation of a joint venture with SABMiller plc, one of the world's leading brewers, to sell and distribute imported premium beer in Australia.

The 50:50 joint venture between CCA and SABMiller, to be known as Pacific Beverages Pty Ltd, will initially import SABMiller's international premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell into the Australian market.

The joint venture will benefit from the support of both CCA and SABMiller, with SABMiller producing the beer and providing marketing expertise, whilst CCA will utilise its comprehensive sales and distribution infrastructure to sell and distribute the premium beer brands.

The joint venture, which is expected to be operational in time for this year's Christmas period following the fulfilment of certain conditions, will be headed by Mr Ari Mervis, a senior, experienced SABMiller executive. For the past four years Mr Mervis has been managing director of SABMiller's Russian operation, a highly successful business which has attained leadership in the profitable international premium sector of the Russian beer market. Prior to this, Mr Mervis held various executive managerial positions within SABMiller's fruit juice operations and its southern African Coca-Cola bottling interests.

CCA's Group Managing Director, Mr Terry Davis, and Mr André Parker, Managing Director, SABMiller Africa and Asia, said the joint venture extended their companies' continued relationships with premium brands.

Mr Davis said the move into premium beers was a natural extension of CCA's existing range of premium non-alcoholic beverages in the hotel, restaurant and cafe (HORECA) market.

"Both SABMiller and CCA own, market and distribute many of the world's premium beverage brands," Mr Davis said.

"When they are combined with SABMiller's world-class marketing capabilities and CCA's strong customer relationships, salesforce and distribution capabilities, you have a very solid platform to expand the premium beer offering in the Australian market.

Mr Davis said that over the past three years, CCA's HORECA business had grown from strength to strength and was now a significant contributor to CCA's Australian beverage business earnings.

"We are confident that the addition of the international premium beer brands to the stable will lead to further opportunities to expand our existing customer relationships," he said.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Mr Parker said SABMiller was delighted to partner with CCA to grow the premium beer business in Australia.

"We believe that our joint expertise in the beverage industry will give us the necessary foundation to be a significant player in this segment within one of the most profitable beer markets in the world.

"We believe there is enormous potential to grow the Peroni, Miller Genuine Draft and Pilsner Urquell brands, and look forward to working with our partner to build Pacific Beverages into a formidable contender in this category."

The joint venture is expected to deliver only a small contribution to earnings in the first few years with profits being reinvested in the brands to achieve long-term sustainable brand equity.

<u>KEY FACTS</u>

- The premium beer market in Australia has grown by 15 per cent per annum in the past five years, with international premium beers driving the bulk of this growth.

- **SABMiller** is the world's second largest brewer with a market capitalisation of approximately USD $30 billion (AUSD $40 billion.)
  - Its 2005-06 revenue is USD $15.3 billion (AUSD $20.4 billion) and EBITA is USD $2.9 billion (AUSD $3.9 billion).
  - In the previous financial year, SABMiller group lager volumes increased 19 per cent to 176 million hectolitres
  - SABMiller is based in London and produces more than 150 beer brands including the international brands Peroni Nastro Azzurro, Miller Genuine Draft, Pilsner Urquell and Castle Lager, as well as Miller Lite in the US, Aguila in Colombia, Eagle in Africa, Tyskie in Poland and Snow in China.
  - SABMiller operates across five continents, 60 countries and has 117 breweries. It is also one of the largest Coca-Cola bottler in the world outside the US.

- **Coca-Cola Amatil** is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's largest Coca-Cola bottlers.
  - CCA operates across six countries - Australia, New Zealand, Indonesia, South Korea, Fiji and Papua New Guinea.
  - In the past five years CCA has diversified its portfolio of products to include water, sports drinks, fruit juices, coffee, iced teas and packaged ready-to-eat fruit and vegetable products.
  - CCA's group revenue in 2005 was AUSD $4 billion and EBIT was AUSD $570 million.
  - CCA produced 639 million unit cases of beverages across the group in 2005.
  - CCA employs 19,000 people and has 37 manufacturing locations across its six countries.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

INQUIRIES:

Analysts:	**Kristina Devon**, Investor Relations Manager, Coca-Cola Amatil (02) 9259 6185
Media:	**Sally Loane**, Director of Media and Public Affairs, Coca-Cola Amatil (02) 9259 6797 or 0416 162 336

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Half Year Report

For the half year ended 30 June 2006

Contents **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 10 August 2006 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Kristina Devon +61 2 9259 6185

Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the half year ended 30 June 2006
compared to prior half year ended 1 July 2005

Results for announcement to the market

Group Results				
Trading revenue ($M)	up	8.8%	to	2,055.8
Total revenue ($M)	up	7.0%	to	2,094.8
Earnings before interest and tax[1] (EBIT) ($M)	**down**	**6.1%**	to	**251.2**
EBIT[1] margin on trading revenue	down	2.0 points	to	12.2%
Earnings before interest and tax ($M)	**down**	**17.7%**	to	**220.1**
Profit after tax attributable to members[1] ($M)	**up**	**0.1%**	to	**145.4**
Profit after tax attributable to members ($M)	**down**	**21.3%**	to	**114.3**
Net profit for the period attributable to members ($M)	**down**	**21.3%**	to	**114.3**

Group Ratios				
Earnings per share[2] (after significant items)	**down**	**22.7%**	to	**15.3¢**
Earnings per share[1&2] (before significant items)	**down**	**2.0%**	to	**19.4¢**
Return on average capital employed (ROCE)[2]	**down**	**3.9 points**	to	**16.0%**
Net debt to equity	down	12.9 points	to	151.3%
Net debt to capital employed	**down**	**1.9 points**	to	**60.2%**
Capital expenditure to trading revenue[2]	down	0.2 points	to	4.8%
EBIT[1] net financing costs cover	down	0.5 times	to	3.8 times

1 Before significant items

Significant items are summarised as follows –	***2006 $M***	*2005 $M*
Early retirement plan expenses in South Korea	***27.9***	–
Value added tax audit penalty in South Korea	***3.2***	–
Total significant items before and after income tax	***31.1***	–

2 Refer to Note 9 of the financial report for further details.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Interim dividend	**14.5¢**	**14.5¢**
Previous corresponding period	14.0¢	14.0¢
The record date for determining entitlements to the interim dividend	**Friday, 25 August 2006**	

Highlights of 2006 Half Year Results

$A million	H1 2006	H1 2005	% Change
Trading revenue – beverages	**1,858.1**	1,747.7	*6.3%*
Volume (million unit cases)	***297.9***	*303.4*	*(1.8%)*
Revenue per unit case	***$6.24***	*$5.76*	*8.3%*
Trading revenue – food	**197.7**	141.9	*39.3%*
EBIT (before significant items)	**251.2**	267.4	*(6.1%)*
Net profit (before significant items)	**145.4**	145.2	*0.1%*
Significant items after tax	**(31.1)**	-	*n/a*
Net profit	**114.3**	145.2	*(21.3%)*
EPS (before significant items) (cents)	**19.4**	19.8	*(2.0%)*
EPS (cents)	**15.3**	19.8	*(22.7%)*
Dividends per share (cents)	**14.5**	14.0	*3.6%*

Coca-Cola Amatil (CCA) delivered a net profit after tax for the half-year of $145.4 million (before significant items), representing an increase of $0.2 million or 0.1% on the comparative half-year. The interim dividend has been increased by 3.6% to 14.5 cents per share and is fully franked.

CCA's Group Managing Director, Mr Terry Davis said, "CCA's profit result has been delivered in a period of record commodity driven cost increases, deteriorating economic conditions in Indonesia, and greater levels of price competition in Australia and New Zealand as a result of the overwhelmingly positive consumer response to Coca-Cola Zero."

Beverage revenue increased by 6.3%, or 8.3% on a per unit case basis, driven by price increases across the business, solid growth from Australia and a significant improvement in South Korean trading. The volume and EBIT decline was primarily driven by the performance of the Indonesian business.

"The most significant impact on the first half trading result was a $23.4 million reduction in earnings from Indonesia & PNG," Mr Davis said. "The economic impact of the removal of the government's fuel subsidy in Indonesia has been significant. The fuel price increases in that country of over 160% have increased inflation and driven down discretionary spending and particularly demand for consumer products and beverages."

Despite the most difficult operating environment CCA has had to contend with for many years, CCA has improved its market share in its major markets of Australia and South Korea. Mr Davis said, "CCA has aimed to achieve a balance between the need to recover abnormal cost increases while maintaining the strong value proposition our brands represent to our customers and consumers.

"The business has continued to invest in its non-alcoholic beverage portfolio through product and package innovation, backed by up-weighted marketing programmes, to strengthen our consumer franchise during this period of rising prices."

Impact of rising commodity prices

Commodity price increases have had a significant impact on CCA's manufacturing cost base. "The increased cost of sugar, aluminium and PET resin have driven increases of $83 million in the cost of goods sold for our beverages, a 9% increase over the past 12 months," Mr Davis said.

"Notwithstanding the pressure the commodity cycle has placed on the business, CCA has been able to better manage its portfolio to recover the cost of goods increases in all markets except Indonesia."

Successful launch of Coca-Cola Zero

The highlight for the half has been the outstanding success of Coca-Cola Zero. "Coca-Cola Zero has been the biggest beverage launch for CCA in 22 years, and an exceptional opportunity for the business to develop a major new segment," Mr Davis said.

"In the six months since its Australian launch, Coca-Cola Zero has captured 13% of the cola category, with CCA's total cola market share growing from 74% to 78%[1]. Combined Coca-Cola, diet Coke and Coca-Cola Zero volumes grew by 9% in the first six months and Coca-Cola Zero is already tracking above 60% of diet Coke monthly volumes, which is well ahead of expectations.

"The material market share gains made by Coca-Cola Zero have been met with increased price competition, with the average retail price gap[1] to brand Coke's largest competitor widening from 33% last year to 36% over the last three months," said Mr Davis.

EBIT summary

$A million	H1 2006	H1 2005	% Change
Australia	**218.2**	217.8	*0.2%*
New Zealand & Fiji	**30.7**	37.5	*(18.1%)*
South Korea (before significant items)	**8.5**	0.9	*844.4%*
Indonesia & PNG	**(12.1)**	11.3	*n/a*
SPC Ardmona	**20.2**	17.2	*n/a*
Corporate & Unallocated	**(14.3)**	(17.3)	*17.3%*
EBIT (before significant items)	**251.2**	267.4	*(6.1%)*

- **Australia** achieved volume growth of 3.4% with solid revenue growth of 6.4%, driven by the successful launch of Coca-Cola Zero, Powerade Isotonic and the continued growth of water brands Mount Franklin and Pump. EBIT growth was limited by commodity driven cost of goods sold (COGS) increases and higher levels of price competition, particularly in the supermarket channel.

- **New Zealand & Fiji** – In local currency, New Zealand increased revenue by 2.0% and Fiji delivered revenue growth of 4.1%. A slowdown in consumer demand in New Zealand led to declines in the overall non-alcoholic ready-to-drink (NARTD) market. Combined with greater price competition, the region reported an EBIT decline.

[1] Source: AC Nielsen foodstore data

- **South Korea** – The South Korean business delivered a significantly improved earnings result with EBIT increasing nine-fold to $8.5 million (before significant items). The improved result was a combination of better revenue management, stronger promotional discipline, successful new product launches, and the initial benefits from the early retirement plan which was completed in April.

- **Indonesia & PNG** – The region experienced a loss of $12.1 million in the first half as high inflation and year-on-year fuel price increases of over 160% in Indonesia materially impacted consumer confidence and spending on discretionary items including beverages.

- **SPC Ardmona** delivered a record first half result generating EBIT of $20.2 million. Highlights were the continued strong performance of the fruit snacks business and strong growth of the international business. Margin growth was restricted due to tin plate driven cost of goods increases and high levels of price competition from imported private label tinned products.

Significant items

In the first half, CCA reported significant items of $31.1 million (pre and post tax) in South Korea, with $27.9 million relating to the early retirement plan (ERP) and $3.2 million relating to a value added tax (VAT) penalty.

The ERP, completed at the end of April, is the most significant restructuring initiative undertaken by CCA since acquiring the South Korean business in 1998 and resulted in a 10% reduction in the full time permanent employee base, or 253 people. Together with a reduction in casual staff and the continuing redeployment of employees into sales roles, CCA has materially lowered the cost of doing business in South Korea and is improving the effectiveness of its workforce. The restructuring is expected to generate annualised savings of $17 million.

The VAT significant item of $3.2 million represents administrative penalties with respect to the treatment of VAT dating back to 2001.

South Korean product recall

The South Korean business has made some good progress and has been on track to return to profits for the full year. Unfortunately a recall of product, resulting from an extortion threat, was made in early July. Fortunately the issue was dealt with very quickly with an immediate arrest of the extortionist.

The cost of the recall was not material, however, the trading outlook is now less certain and at this stage there may be a future impact of the recall on second half trading which could negate a number of the cost reduction initiatives delivered in the first half.

Reduction in forecast capital expenditure
Following a review of capital expenditure, including future funding options, CCA has reduced its forecast cash requirements for infrastructure developments to $160 million over the next three years from $250 million, a reduction of $90 million.

The reduction in capex forecast is primarily a result of the decision to lease the Eastern Creek component of the NSW warehousing and distribution development program. As a result of the review, the land at Eastern Creek has been sold. Proceeds from the sale were $49.2 million and generated a profit of $13.4 million.

As a consequence, CCA Group capex will be reduced to approximately 7% per annum of revenue for the next three years.

Lower effective tax rate for half year
The effective taxation rate for the Group in the first half of 2006 was 21.4%, compared to 29.2% in the first half of 2005 (before significant items). The effective tax rate was lower than last year due primarily to overseas withholding tax benefits and brought forward capital losses utilised to offset the profit on sale of Eastern Creek land.

The tax rate for the full year is expected to be between 25% and 27%, subject to the country mix of earnings for the second half. This compares to an effective rate for 2005 of 25.5%

Trading outlook for second half of 2006
For the second half, CCA has a number of cost saving and revenue initiatives underway to improve its earnings momentum. In addition, the important summer trading season in Australia is still to come and at this point forecasts indicate a likely NPAT performance range of $312-325 million (before significant items) for the 2006 full year.

The three key issues for the second half of 2006 will be how quickly the Indonesian economy and trading environment improves, trading in South Korea after the product recall, and lastly the recovery of the continuing high commodity costs through price realisation and revenue management. CCA will issue a further full year profit and trading update after its third quarter trading in early November.

Financial Commentary

Capital employed

$A million	H1 2006	FY 2005	*$ Change*
Working capital	**781.8**	728.6	*53.2*
Property, plant & equipment	**1,477.0**	1,512.5	*(35.5)*
IBAs & intangible assets	**1,999.6**	1,998.4	*1.2*
Deferred income tax liability	**(344.8)**	(341.9)	*(2.9)*
Other net assets / (liabilities)	**(328.3)**	(340.1)	*11.8*
Capital Employed	**3,585.3**	3,557.5	*27.8*
Return on capital employed (ROCE) % [2]	**16.0%**	17.5%	*(1.5 pts)*

Capital employed has increased by $27.8 million since December 2005, primarily due to higher working capital for SPCA, which experiences seasonally higher levels in June, and partially offset by lower property, plant & equipment due to the sale of land at Eastern Creek in NSW and properties in South Korea.

Group ROCE declined 1.5 percentage points to 16.0% due to the reduction in earnings from Indonesia and the impact of a full six month contribution from SPCA due to its lower return relative to the beverage business.

Net debt & interest cover

$A million	H1 2006	FY 2005	*$ Change*
Net debt			
Interest bearing liabilities	**2,615.5**	2,301.2	*314.3*
Derivatives – debt related	**136.9**	146.5	*(9.6)*
Less: Cash	**(593.8)**	(315.0)	*(278.8)*
	2,158.6	2,132.7	*25.9*
Net debt / equity	**151%**	150%	
Interest cover (EBIT [2] / net interest)	**3.8x**	4.1x	

Net debt has increased by $25.9 million since December 2005, with an increase in the cash balance of $278.8 million to $593.8 million. This increase is due to pre-funding of debt maturities occurring between July and September.

Interest cover remained strong at 3.8 times EBIT (before significant items).

[2] Before significant items

Capital expenditure

	H1 2006	H1 2005	% Change
Capital expenditure / revenue			
Australia	**3.3%**	4.4%	*(1.1 pts)*
New Zealand & Fiji	**11.3%**	4.4%	*6.9 pts*
South Korea	**1.7%**	5.4%	*(3.7 pts)*
Indonesia & PNG	**11.2%**	9.6%	*1.6 pts*
SPCA	**6.4%**	2.8%	*3.6 pts*
CCA group	**4.8%**	5.0%	*(0.2 pts)*

Capital expenditure increased by $5.7 million to $99.3 million, declining slightly to 4.8% of revenue for the first half of 2006.

The increase in New Zealand capex focussed on the development of the NZ$80 million warehousing facility in Auckland. This project will lead to significantly enhanced customer service and reduced supply chain costs and is on budget and on time to be completed by early 2008.

The $15 million SPCA warehouse, which will reduce offsite finished goods warehouses from 12 to 2, is on budget and on time for completion in November 2006. The project is expected to generate savings in excess of $2 million per annum.

Capex for the full year is expected to be around 7% of revenue including around 2% for infrastructure related expenditure.

Cash flow

$A million	H1 2006	H1 2005	$ Change
EBIT (before significant items)	**251.2**	267.4	*(16.2)*
Depreciation & amortisation	**98.2**	91.9	*6.3*
Cash impact of significant items	**(27.1)**	-	*(27.1)*
Change in working capital	**(53.2)**	(33.2)	*(20.0)*
Net Interest paid	**(66.6)**	(60.7)	*(5.9)*
Taxation paid	**(68.0)**	(90.3)	*22.3*
Other	**(13.8)**	(25.0)	*11.2*
Operating cash flow	**120.7**	150.1	*(29.4)*
Capital expenditure	**(99.3)**	(93.6)	*(5.7)*
Proceeds from sale of PPE & other	**73.2**	8.2	*65.0*
Free cash flow	**94.6**	64.7	*29.9*

Operating cash flow decreased $29.4 million to $120.7 million. The cash flow was impacted by lower earnings, payment of the South Korean early retirement plan significant item and increased cash impact of working capital for the beverage business. The cash flow benefited from lower tax payments.

Free cash flow increased by $29.9 million to $94.6 million due mainly to the proceeds from the sale of properties at Eastern Creek in NSW and South Korea.

Cost of goods sold

Beverage COGS increased by $82.8 million to $1,006.8 million, up 9%, driven by the increased cost of sugar, aluminium and PET resin. On a constant currency basis, COGS per unit case increased by around 8%, which was above forecasts due to the impact of high inflation in Indonesia. In Australian dollars, COGS per unit case increased by 11% due to the impact of currency translation.

For the second half, on a constant currency basis, CCA expects COGS per unit case to increase by around 8%. Based on current exchange rates, Australian dollar reported beverage COGS would translate to around 11% on a per unit case basis.

Interim dividend

The interim dividend has been increased by 3.6% to 14.5 cents per share fully franked (at the 30% corporate tax rate).

The Record Date for determining dividend entitlements is 25 August 2006 and the interim dividend will be paid on 3 October 2006.

CCA continues to expect that it will be able to fully frank its dividends for the foreseeable future.

Operational Review of Performance

Australia – Beverages

	H1 2006	H1 2005	*Change*
Trading revenue ($ million)	**1,105.8**	1,039.3	*6.4%*
Revenue per unit case	$6.91	$6.71	*3.0%*
Volume (million unit cases)	160.1	154.9	*3.4%*
EBIT ($ million)	**218.2**	217.8	*0.2%*
EBIT margin	**19.7%**	21.0%	*(1.3 pts)*
Capital expenditure / revenue	**3.3%**	4.4%	*(1.1 pts)*

The major impacts on the first half profit result were a combination of commodity driven cost increases of over $50 million, a volume shift to the lower margin supermarket channel during the launch phase of Coca-Cola Zero and price increases which were delayed until May.

The highlight for the half has been the outstanding success of Coca-Cola Zero. Since the launch in January, the business has focused on establishing outstanding consumer acceptance to create a sustainable platform for success for the brand. As a result, CCA's market share of the cola category has grown from 74% to 78%[3]. The combined volume of Coca-Cola, diet Coke and Coca-Cola Zero grew by 9% in the first six months of the year.

CCA's non-carbonated beverages also delivered strong volume growth of 8% and now account for 22% of CCA's Australian volumes. Growth was led by water, with Mount Franklin and Pump both growing volumes around 15%, with the launch of Powerade Isotonic in May driving Powerade volume growth of 28%.

Offsetting some of the strong volume growth in cola carbonated beverages (CSDs) and the non-carbonated beverage portfolio was a weaker performance from flavoured CSDs, including Kirks and Fanta, which experienced volumes declines for the half.

Since May, the business has achieved its target revenue per unit case increase of over 5% due to a combination of price and mix improvements as well as reduced promotional activity. The competitive response to CCA's 4% market share gain in the cola category has been more aggressive pricing activity, which impacted volume in May and June. The business returned to positive volume growth again in July.

In the six months to June, $11.0 million in one off launch costs for Coca-Cola Zero and Powerade Isotonic were incurred. These were offset by the $13.4 million profit on the sale of its Eastern Creek property.

[3] Source: AC Nielsen foodstore data

New Zealand & Fiji

	H1 2006	H1 2005	*Change*
Trading revenue ($ million)	**201.2**	219.8	*(8.5%)*
Revenue per unit case	$6.39	$6.66	*(4.1%)*
Volume (million unit cases)	31.5	33.0	*(4.5%)*
EBIT ($ million)	**30.7**	37.5	*(18.1%)*
EBIT margin	**15.3%**	17.1%	*(1.8 pts)*
Capital expenditure / revenue	**11.3%**	4.4%	*6.9 pts*

The major impacts on the first half profit result were lower volumes as a result of softer demand for NARTD beverages in New Zealand and higher levels of price competition in key categories. In addition, there was approximately $5 million of costs incurred in the write-off of facilities in preparation for the automated warehousing development and for obsolete inventory.

In a market characterised by unprecedented cost increases, CCA's focus has been on recovering COGS increases, with price increases in New Zealand in February driving local currency revenue per case increases of over 5%. Australian dollar declines in revenue and revenue per unit case reflect the translation impact of the 6% depreciation in the New Zealand dollar over the period.

The highlight for the six months was the successful launch of Coca-Cola Zero in New Zealand, with the full year forecast volumes already achieved by early June. Non-sugar cola volumes have grown by 22% in the first six months and now represent around 34% of cola volumes.

The competitive response to the launch of Coca-Cola Zero, like Australia, has been aggressive price competition, with the major competitor discounting their product by as much as 70% to Coca-Cola during the six month period, limiting CCA's ability to grow CSD category volumes.

CCA's water and sports categories continue to perform well with Kiwi Blue and Powerade both growing volume by more than 20%. The juice category continues to capitalise on gains made in the last quarter on 2005, with revenue growing by 11%.

South Korea

	H1 2006	H1 2005	*Change*
Trading revenue ($ million)	**366.7**	310.5	*18.1%*
Revenue per unit case	$5.92	$4.93	*20.1%*
Volume (million unit cases)	61.9	63.0	*(1.7%)*
EBIT (before significant items) ($ million)	**8.5**	0.9	*844.4%*
EBIT margin	**2.3%**	0.3%	*2.0 pts*
Capital expenditure / revenue	**1.7%**	5.4%	*(3.7 pts)*

The South Korean business delivered a significantly improved earnings result with EBIT increasing nine-fold to $8.5 million (before significant items). Driving the profit result for the half were solid improvements in pricing, with local currency revenue per unit case growing by 10%, as well as further innovation of the product portfolio with the launch of Coca-Cola Zero, Minute Maid flavour extensions and Haru green tea.

Revenue for South Korea increased by 18.1%, due in part to the 9% appreciation of the Korean Won. In local currency terms, revenue grew by 8%. While trading conditions continued to be challenging in South Korea, solid progress has been made in the key focus areas – broadening the brand portfolio into non-carbonated beverages, improving in-market execution, reducing the high operating cost base and increasing marketing spend.

The launch of Coca-Cola Zero has resulted in the stabilisation of trademark Coca-Cola volumes in South Korea, a solid result in an NARTD beverage market which declined by over 7% in the supermarket channel. Non-sugar cola now represents 7% of cola volumes, up from 4% in the 2005 half year, with Coca-Cola Zero selling similar volumes to Coke Light.

The expansion into non-carbonated beverages continues to strengthen the brand portfolio and now accounts for 23% of South Korean volumes. In the first six months, CCA has successfully launched a green tea, Haru into the ready-to-drink tea segment, a small but rapidly growing category in the South Korean market. In addition, further Minute Maid flavour extensions, Aloe, Maesil (Japanese Plum) and Mango/Orange were successfully launched.

The continued focus on in-market execution, cold drink equipment placement and sustained levels of marketing spend by The Coca-Cola Company has resulted in further increases in market share in the grocery channel.

The recall of product occurred in July so did not impact the business in the first six months.

Indonesia & PNG

	H1 2006	H1 2005	*Change*
Trading revenue ($ million)	**184.4**	178.1	*3.5%*
Revenue per unit case	$4.15	$3.39	*22.4%*
Volume (million unit cases)	44.4	52.5	*(15.4%)*
EBIT ($ million)	**(12.1)**	11.3	*n/a*
EBIT margin	**(6.6%)**	6.3%	*n/a*
Capital expenditure / revenue	**11.2%**	9.6%	*1.6 pts*

The economic impact of the removal of the government's fuel subsidy in Indonesia has been significant with fuel price increases of over 160% driving inflation as high as 18% and leading to a near doubling in interest rates over the last 12 months. As a consequence, discretionary spending has declined, with retail sales falling by nearly 20% since last year, significantly impacting the demand for consumer products and beverages including CCA's products. New products Frestea Frutcy, Frestea Green Tea and Powerade Isotonic performed well in the half, boosting Indonesia's overall market share.

In local currency terms revenue per unit case increased by over 15% in Indonesia, however this was not sufficient to recover increases in COGS and indirect costs. COGS increases were significantly higher in Indonesia than for the other regions due to high inflation as well as adverse currency impacts on US dollar denominated commodity inputs – sugar, aluminium and PET resin.

Indonesia's indirect cost base was higher year-on-year, reflecting the investment in sales force, distribution and cold drink coolers in 2005 to strengthen CCA's coverage of the market place. In addition, fuel price increases have driven significant increases in delivery and manufacturing costs, with the decline in volume affecting operating leverage.

SPC Ardmona

	6 months	4 months	
	H1 2006	H1 2005	*Change*
Trading revenue ($ million)	**197.7**	141.9	*n/a*
EBIT ($ million)	**20.2**	17.2	*n/a*
EBIT margin	**10.2%**	12.1%	*n/a*
Capital expenditure / revenue	**6.4%**	2.8%	*3.6 pts*

SPCA delivered a record first half EBIT of $20.2 million on revenue of $197.7 million, which was slightly ahead of expectations. The highlights for the first half were the continued strong performance of the fruit snacks business and strong growth of the international business. Overall margins came under pressure from tin plate driven cost of goods increases and high levels of price competition from imported tinned products.

The fruit snacks category has enjoyed the introduction of Goulburn Valley Fruit Snacks in new convenience packaging into the convenience and petroleum channel. In addition, the business is capitalising on the trend to healthy eating options in the education channel with new advertising and school based incentive programs. The successful "Collect-A-Tub" promotion encourages children to lead healthy, active lifestyles by increasing their daily consumption of fruit and providing schools with much needed sports equipment.

The international business experienced a solid first half driven by solid volume and earnings growth from SPCA's Spain and Thailand facilities.

SPCA experienced difficult trading conditions in the tomato category and private label business with cheap imported product continuing to enter the Australian marketplace, putting pressure on both volumes and margins. SPCA is in the process of initiating a number of dumping actions against heavily subsidised fruit and vegetable products imported from South Africa, China and Italy.

Improvements in manufacturing efficiency
Good progress has been made in improving manufacturing and distribution efficiencies which will improve SPCA's cost base over the next few years. The construction of the $15 million warehouse in Shepparton is on track and on budget and is expected to generate savings in excess of $2 million per annum from 2007.

The first stage of the program to optically grade fruit was successfully implemented in the 2006 fruit season and will be fully operational in time for the 2008 fruit season, materially improving finished fruit quality while reducing manufacturing costs. Lastly, a major trial involving the processing product to bulk storage was completed in the 2006 season and will be scaled up for the 2007 season. Bulk storage of processed fruit will shorten the fruit processing season and provide the flexibility of being able to package fruit to order.

ENDS

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the half year ended 30 June 2006.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and/or until the date of this Report are –

David Michael Gonski, AO
Jillian Rosemary Broadbent, AO
Terry James Davis
Irial Finan
Geoffrey James Kelly
Wallace Macarthur King, AO
David Edward Meiklejohn
Melvyn Keith Ward, AO

Review of operations

The Group's trading revenue for the half year was $2,055.8 million compared with $1,889.6 million for the corresponding period in 2005. The Group's earnings before interest, tax and significant items for the half year was $251.2 million compared with $267.4 million for the corresponding period in 2005.

The Group's net profit (after significant items) attributable to members of the Company for the half year was $114.3 million compared with $145.2 million for the corresponding period in 2005.

The Group's net profit (before significant items) attributable to members of the Company for the half year was $145.4 million compared with $145.2 million for the corresponding period in 2005.

Significant items for the half year amounted to $31.1 million (expense) before and after income tax. There were no significant items in relation to the corresponding period for 2005.

Further details of the operations of the Group during the half year are set out in the attached financial report.

Auditor's independence declaration

We have obtained the following independence declaration from our auditors, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our review of the financial report of Coca-Cola Amatil Limited for the half-year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G. Ezzy
Partner
Sydney
10th day of August 2006

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors.

T.J. Davis
Sydney
10th day of August 2006

Consolidated Income Statements
Coca-Cola Amatil Limited

For the half year ended 30 June 2006

	Refer Note	30 June 2006 $M	1 July 2005 $M
Revenues before finance income	2	**2,088.7**	1,950.9
Expenses before finance costs	3a)	**(1,868.6)**	(1,683.5)
Before significant items		**251.2**	267.4
Significant items	3c)	**(31.1)**	–
Earnings before interest and tax	5	**220.1**	267.4
Finance income	2	**6.1**	7.4
Finance costs	3a)	**(72.3)**	(69.7)
Net finance costs		**(66.2)**	(62.3)
Profit before income tax expense	2&3	**153.9**	205.1
Income tax expense	4	**(39.6)**	(59.9)
Before significant items		**145.4**	145.2
Significant items		**(31.1)**	–
Profit attributable to members of Coca-Cola Amatil Limited		**114.3**	145.2

Earnings per share (EPS)	9b)		
		¢	¢
Basic EPS		**15.3**	19.8
Diluted EPS		**15.2**	19.7
Before significant items –			
Basic EPS		**19.4**	19.8
Diluted EPS		**19.4**	19.7
Dividends paid			
Prior year final dividend paid per ordinary share		**17.5**	15.5

Notes appearing on pages 21 to 31 to be read as part of the financial statements.

Consolidated Balance Sheets

Coca-Cola Amatil Limited

As at 30 June 2006

	Refer Note	**30 June 2006 $M**	31 December 2005 $M	1 July 2005 $M
Current assets				
Cash assets		**593.8**	315.0	199.6
Trade and other receivables		**473.5**	636.1	479.9
Inventories		**666.6**	595.9	636.6
Prepayments		**72.7**	72.8	71.7
Current income tax assets		**3.0**	20.0	–
Derivatives	8a)	**65.3**	56.9	42.6
		1,874.9	1,696.7	1,430.4
Non-current assets held for sale		**3.0**	9.8	2.6
Total current assets		**1,877.9**	1,706.5	1,433.0
Non-current assets				
Trade and other receivables		**16.6**	16.7	14.1
Investments in bottlers' agreements		**1,506.0**	1,506.4	1,468.9
Property, plant and equipment		**1,477.0**	1,512.5	1,414.5
Intangible assets		**493.6**	492.0	413.4
Prepayments		**10.3**	10.5	19.9
Deferred income tax assets		**3.2**	0.8	1.2
Defined benefit superannuation plan asset		**–**	1.0	3.4
Total non-current assets		**3,506.7**	3,539.9	3,335.4
Total assets		**5,384.6**	5,246.4	4,768.4
Current liabilities				
Trade and other payables		**358.3**	503.4	379.0
Interest bearing liabilities		**460.0**	552.4	804.1
Current income tax liabilities		**16.8**	50.6	39.5
Provisions		**63.7**	68.6	62.3
Accrued charges		**241.4**	297.1	240.6
Derivatives	8a)	**132.6**	81.3	148.9
Total current liabilities		**1,272.8**	1,553.4	1,674.4
Non-current liabilities				
Interest bearing liabilities		**2,155.5**	1,748.8	1,237.6
Provisions[1]		**64.0**	65.0	71.1
Deferred income tax liabilities		**344.8**	341.9	352.3
Defined benefit superannuation plan liability[1]		**25.2**	20.8	19.6
Derivatives	8a)	**95.6**	91.7	141.0
Total non-current liabilities		**2,685.1**	2,268.2	1,821.6
Total liabilities		**3,957.9**	3,821.6	3,496.0
Net assets		**1,426.7**	1,424.8	1,272.4
Equity				
Share capital	6	**1,991.6**	1,982.1	1,966.5
Shares held by equity compensation plans		**(14.0)**	(11.9)	(10.4)
Reserves		**162.9**	151.8	84.2
Accumulated losses		**(713.8)**	(697.2)	(767.9)
Total equity		**1,426.7**	1,424.8	1,272.4

1 The PT Coca-Cola Bottling Indonesia Superannuation Plan liability of $15.8 million as at 1 July 2005 was previously reported as a provision, and has now been reclassified to the defined benefit superannuation plan liability account.

Notes appearing on pages 21 to 31 to be read as part of the financial statements.

Consolidated Cash Flow Statements

Coca-Cola Amatil Limited

For the half year ended 30 June 2006

	Refer Note	30 June 2006 $M	1 July 2005 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**2,251.1**	2,035.9
Payments to suppliers and employees		**(1,969.1)**	(1,734.8)
Dividends received		**0.4**	–
Interest received		**4.7**	8.1
Interest and other finance costs paid		**(71.3)**	(68.8)
Income taxes paid		**(68.0)**	(90.3)
Net cash flows from operating activities before significant items		**147.8**	150.1
Payments – significant items[1]		**(27.1)**	–
Net cash flows from operating activities		**120.7**	150.1
Cash flows from investing activities			
Proceeds from disposal of –			
investments in securities		**0.5**	–
land in Eastern Creek, Australia		**49.2**	–
other property, plant and equipment		**26.1**	8.6
Payments for additions of –			
property, plant and equipment	9d)	**(97.9)**	(93.1)
software development assets	9d)	**(1.4)**	(0.5)
other non-current assets		**(2.6)**	(0.4)
Payments for acquisitions of entities and operations (net) –			
current period acquisitions	12	**–**	(286.6)
prior period acquisitions - deferred amounts		**(5.5)**	–
Net cash flows used in investing activities		**(31.6)**	(372.0)
Cash flows from financing activities			
Proceeds from issue of shares		**1.7**	14.4
Proceeds from borrowings		**574.5**	813.2
Borrowings repaid		**(259.9)**	(581.6)
Dividends paid		**(123.1)**	(105.0)
Net cash flows from financing activities		**193.2**	141.0
Net increase/(decrease) in cash and cash equivalents		**282.3**	(80.9)
Cash and cash equivalents held at the beginning of the half year		**313.8**	279.3
Exchange rate adjustments to cash and cash equivalents held at the beginning of the half year		**(2.3)**	1.2
Cash and cash equivalents held at the end of the half year	10a)	**593.8**	199.6

1 Refer to Note 3c) for further details on significant items.

Notes appearing on pages 21 to 31 to be read as part of the financial statements.

Consolidated Changes in Equity Statements

Coca-Cola Amatil Limited

For the half year ended 30 June 2006

CCA Group	Refer Note	Equity attributable to members of Coca-Cola Amatil Limited: Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Accumulated losses $M	Total $M	Outside equity interests $M	Total equity $M
At 1 January 2005		1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[1] and AASB 139[2], net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Transactions recognised directly in equity –								
Currency translation differences		–	–	13.8	–	13.8	–	13.8
Movement in –								
Unvested shares held by equity compensation plans		–	(0.4)	0.4	–	–	–	–
Share based remuneration plans		–	–	3.4	–	3.4	–	3.4
Derivatives		–	–	9.3	–	9.3	–	9.3
Total of transactions recognised directly in equity		–	(0.4)	26.9	–	26.5	–	26.5
Profit		–	–	–	145.2	145.2	–	145.2
Total changes in equity other than those arising from transactions with equity holders		–	(0.4)	26.9	145.2	171.7	–	171.7
Transactions with equity holders –								
Movement in ordinary shares	6	295.0	–	–	–	295.0	–	295.0
Dividends appropriated	7a)	–	–	–	(109.9)	(109.9)	–	(109.9)
Acquisition of outside equity interests		–	–	–	–	–	(6.7)	(6.7)
Total of transactions with equity holders		295.0	–	–	(109.9)	185.1	(6.7)	178.4
At 1 July 2005		1,966.5	(10.4)	84.2	(767.9)	1,272.4	–	1,272.4
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8
Transactions recognised directly in equity –								
Currency translation differences		–	–	(3.4)	–	(3.4)	–	(3.4)
Movement in –								
Unvested shares held by equity compensation plans		–	(2.1)	1.6	–	(0.5)	–	(0.5)
Share based remuneration plans		–	–	0.7	–	0.7	–	0.7
Derivatives		–	–	12.2	–	12.2	–	12.2
Total of transactions recognised directly in equity		–	(2.1)	11.1	–	9.0	–	9.0
Profit		–	–	–	114.3	114.3	–	114.3
Total changes in equity other than those arising from transactions with equity holders		–	(2.1)	11.1	114.3	123.3	–	123.3
Transactions with equity holders –								
Movement in ordinary shares	6	9.5	–	–	–	9.5	–	9.5
Dividends appropriated	7a)	–	–	–	(130.9)	(130.9)	–	(130.9)
Total of transactions with equity holders		9.5	–	–	(130.9)	(121.4)	–	(121.4)
At 30 June 2006		1,991.6	(14.0)	162.9	(713.8)	1,426.7	–	1,426.7

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 21 to 31 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and with applicable Accounting Standards, including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2005 annual financial report of CCA, together with any public announcements made by CCA during the half year ended 30 June 2006.

The half year financial report is presented in Australian dollars.

a) Historical cost

This half year financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

b) Statement of compliance

The half year financial report complies with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the half year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

c) Changes in accounting policies

The accounting policies adopted in the preparation of the half year report are consistent with those applied and disclosed in the 2005 annual financial report.

No Australian Accounting Standards issued but not yet effective have been early adopted. It is not considered early adoption of these standards would have a material impact on the results of the Group.

d) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

e) Changes in presentation and classification

During the period, CCA has changed the presentation and classification of revenue in the Group's financial statements and notes thereto. This change has been made to provide further details to users of our financial report in terms of the nature of the Group's revenue streams given CCA's numerous acquisitions in recent financial years. Accordingly in this report revenue is now categorised into two components, being trading revenue and other revenue. This has resulted in –

- total revenue remaining unchanged;
- descriptions of revenue components being revised to more clearly define the Group's revenue streams;
- changes to the classification of expenses, in the form of adjusted "cost of goods sold" and "administration and other" balances; and
- the comparative revenue and expense balances being restated to comply with the abovementioned changes.

	30 June 2006 $M	1 July 2005 $M
2. Revenues		
Trading revenue		
Sales of –		
Beverage products	**1,832.7**	1,723.5
Food products	**197.7**	141.9
Equipment	**10.1**	8.2
Total sales	**2,040.5**	1,873.6
Rental of equipment	**15.3**	16.0
Total trading revenue	**2,055.8**	1,889.6
Other revenue		
Sales of materials and consumables	**17.3**	44.1
Rendering of services	**2.2**	3.2
Miscellaneous rental and sundry income	**13.0**	14.0
Dividend income (other corporations)	**0.4**	–
Total other revenue	**32.9**	61.3
Total revenues – before finance income	**2,088.7**	1,950.9
Finance income – interest (non-related parties)	**6.1**	7.4
Total revenues	**2,094.8**	1,958.3

3. Expenses and Income Statement Disclosures

Profit before income tax expense has been arrived at after including –

	30 June 2006 $M	1 July 2005 $M
a) Expenses		
Cost of goods sold –		
Beverage products	**1,006.8**	924.0
Food products	**145.3**	102.6
Equipment	**6.8**	5.4
Rental of equipment – directly attributable expenses	**2.1**	2.2
Materials and consumables	**13.7**	41.8
Total cost of goods sold	**1,174.7**	1,076.0
Selling	**333.9**	297.2
Warehousing and distribution	**211.1**	192.4
Administration and other	**148.9**	117.9
Total expenses – before finance costs	**1,868.6**	1,683.5
Finance costs –		
Interest (non-related parties)	**79.3**	72.3
Other finance gains	**(6.8)**	(2.6)
Total finance costs	**72.5**	69.7
Amount capitalised	**(0.2)**	–
Total finance costs expensed	**72.3**	69.7
Total expenses	**1,940.9**	1,753.2

3. Expenses and Income Statement Disclosures continued

	30 June 2006 $M	1 July 2005 $M
b) Income statement disclosures		
Bad and doubtful debts expense		
Trade receivables	4.3	1.1
Depreciation expense		
Buildings	5.0	6.0
Plant and equipment	90.6	83.6
Total depreciation expense	95.6	89.6
Amortisation expense		
Customer lists	0.1	–
Brand names	0.1	0.2
Intellectual property	0.2	0.3
Software development assets	2.2	1.8
Total amortisation expense	2.6	2.3
Rentals – operating leases	36.2	30.4
Defined benefit superannuation plan expenses[1]	7.0	5.4
Defined contribution superannuation plan expenses	22.3	18.4
Employees Share Plan expenses	3.4	2.8
Long Term Incentive Share Plan expenses	1.1	3.3
Employee benefits expenses	27.9	24.8
Net foreign exchange gains	7.2	4.1
Write back/(down) of –		
inventories from/to net realisable value	(1.1)	0.2
investments in securities to recoverable amounts	–	(0.1)
property, plant and equipment to recoverable amounts	(4.7)	–
Profit/(loss) from disposal of –		
investments in securities	0.5	–
land in Eastern Creek, Australia	13.4	–
other property, plant and equipment	2.2	(0.3)
c) Significant items		
Early retirement plan expenses in South Korea	27.9	–
Value added tax audit penalty in South Korea	3.2	–
	31.1	–

1 PT Coca-Cola Bottling Indonesia Superannuation Plan expenses of $2.0 million for the half year ended 1 July 2005 have been reclassified to the defined benefit superannuation plan expenses account.

4. Income Tax Expense

	30 June 2006 $M	1 July 2005 $M
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit at the Australian rate of 30%	**46.2**	61.5
Tax effect of permanent differences –		
Non-allowable expenses	**0.8**	1.8
Non-assessable dividends	**(0.1)**	–
Other items	**(0.5)**	(0.3)
Overseas tax rates differential	**1.9**	0.8
Overseas withholding tax	**(7.0)**	(4.0)
Deductible temporary differences –		
Movement in derecognised amounts	**7.3**	0.1
Utilisation of previously unrecognised tax losses	**(4.0)**	–
Adjustments for current income tax of prior periods	**(5.0)**	–
Income tax expense	**39.6**	59.9

Income tax expense comprises –		
Current expense	**50.1**	64.2
Deferred benefit	**(5.5)**	(4.3)
Adjustments for current income tax of prior periods	**(5.0)**	–
	39.6	59.9

5. Financial Reporting by Business and Geographic Segments

	30 June 2006 $M	1 July 2005 $M	30 Ju ne 2006 $M	1 July 2005 $M	30 June 2006 $M	1 July 2005 $M
	Trading revenue		Other revenue		Total revenues before finance income	
Beverage business						
Australia	**1,105.8**	1,039.3	**9.0**	6.8	**1,114.8**	1,046.1
New Zealand & Fiji	**201.2**	219.8	**0.2**	0.4	**201.4**	220.2
South Korea	**366.7**	310.5	**2.7**	3.5	**369.4**	314.0
Indonesia & PNG	**184.4**	178.1	**1.5**	4.6	**185.9**	182.7
Total beverage	**1,858.1**	1,747.7	**13.4**	15.3	**1,871.5**	1,763.0
Food business						
SPCA[1]	**197.7**	141.9	**2.2**	1.9	**199.9**	143.8
Total food	**197.7**	141.9	**2.2**	1.9	**199.9**	143.8
Corporate/unallocated[2]	**–**	–	**17.3**	44.1	**17.3**	44.1
Total CCA Group	**2,055.8**	1,889.6	**32.9**	61.3	**2,088.7**	1,950.9

	Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
Beverage business						
Australia	**218.2**	217.8	**–**	–	**218.2**	217.8
New Zealand & Fiji	**30.7**	37.5	**–**	–	**30.7**	37.5
South Korea	**8.5**	0.9	**(31.1)**	–	**(22.6)**	0.9
Indonesia & PNG	**(12.1)**	11.3	**–**	–	**(12.1)**	11.3
Total beverage	**245.3**	267.5	**(31.1)**	–	**214.2**	267.5
Food business						
SPCA[1]	**20.2**	17.2	**–**	–	**20.2**	17.2
Total food	**20.2**	17.2	**–**	–	**20.2**	17.2
Corporate/unallocated	**(14.3)**	(17.3)	**–**	–	**(14.3)**	(17.3)
Total CCA Group	**251.2**	267.4	**(31.1)**	–	**220.1**	267.4

	Assets		Liabilities		Net assets	
Beverage business						
Australia	**1,901.9**	1,868.8	**320.5**	328.1	**1,581.4**	1,540.7
New Zealand & Fiji	**390.1**	418.9	**45.4**	56.0	**344.7**	362.9
South Korea	**1,046.8**	948.8	**150.8**	143.5	**896.0**	805.3
Indonesia & PNG	**414.6**	369.8	**107.5**	112.3	**307.1**	257.5
Total beverage	**3,753.4**	3,606.3	**624.2**	639.9	**3,129.2**	2,966.4
Food business						
SPCA[1]	**942.3**	901.2	**70.1**	69.4	**872.2**	831.8
Total food	**942.3**	901.2	**70.1**	69.4	**872.2**	831.8
Corporate/unallocated	**86.7**	50.7	**132.1**	86.6	**(45.4)**	(35.9)
Total segments	**4,782.4**	4,558.2	**826.4**	795.9	**3,956.0**	3,762.3
Assets and liabilities excluded from above[4]	**602.2**	210.2	**3,131.5**	2,700.1	**(2,529.3)**	(2,489.9)
Total CCA Group	**5,384.6**	4,768.4	**3,957.9**	3,496.0	**1,426.7**	1,272.4

Refer to the following page for footnote details.

5. Financial Reporting by Business and Geographic Segments continued

	30 June 2006 $M	1 July 2005 $M	30 June 2006 $M	1 July 2005 $M	30 June 2006 $M	1 July 2005 $M
	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
Beverage business						
Australia	**44.8**	43.9	**15.7**	12.0	**44.3**	74.5
New Zealand & Fiji	**8.6**	8.4	**4.5**	1.9	**23.7**	9.7
South Korea	**20.0**	15.6	**11.2**	8.3	**10.9**	16.9
Indonesia & PNG	**19.7**	19.5	**4.1**	0.3	**20.6**	40.4
Total beverage	**93.1**	87.4	**35.5**	22.5	**99.5**	141.5
Food business						
SPCA[1]	**4.8**	4.4	**5.7**	2.7	**16.1**	558.0
Total food	**4.8**	4.4	**5.7**	2.7	**16.1**	558.0
Corporate/unallocated	**0.3**	0.1	**(3.2)**	0.6	**0.5**	–
Total CCA Group	**98.2**	91.9	**38.0**	25.8	**116.1**	699.5

1 SPCA refers to SPC Ardmona Limited Group which principally operates in Australia.
2 Other revenue for the Corporate/unallocated segment consists mainly of sales of materials and consumables.
3 Refer to Note 3c) for further details.
4 Assets and liabilities shown against each segment exclude current and deferred income tax balances and assets and liabilities which relate to the Group's financing activity.
5 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure.

The Group operates in two business segments, being the beverage industry and food industry. Within the beverage industry, the Group manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages. From September 2005, CCA's beverage segment also includes the Grinders Coffee business. Grinders roasts, grinds, packs and sells coffee and provides coffee equipment and related services. Within the food industry, SPCA processes and markets fruit, vegetables and other food products.

	30 June 2006 $M	31 December 2005 $M	1 July 2005 $M
6. Share Capital			
Fully paid ordinary shares			
Balance at the beginning of the half year	**1,982.1**	1,922.8	1,627.8
Shares issued in respect of –			
Dividend Reinvestment Plan	**7.8**	5.1	4.9
Executive Option Plan	**1.7**	10.5	14.4
Part consideration for purchase of SPC Ardmona Limited	**–**	–	275.7
Cancellation of non-participating shares	**–**	43.7	–
Total movement	**9.5**	59.3	295.0
Closing balance	**1,991.6**	1,982.1	1,922.8
Fully paid non-participating shares			
Balance at the beginning of the half year	**–**	43.7	43.7
Cancellation of non-participating shares –			
Transfer of residual to ordinary share capital	**–**	(43.7)	–
Total movement	**–**	(43.7)	–
Closing balance	**–**	–	43.7
Total share capital	**1,991.6**	1,982.1	1,966.5

6. Share Capital continued

	30 June 2006 No.	31 December 2005 No.	1 July 2005 No.
Fully paid ordinary shares			
Balance at the beginning of the half year	**747,704,699**	745,008,061	707,689,757
Shares issued in respect of –			
Dividend Reinvestment Plan	**1,150,363**	632,916	629,943
Executive Option Plan	**347,050**	2,063,722	2,479,578
Part consideration for purchase of SPC Ardmona Limited	**–**	–	34,208,783
Total movement	**1,497,413**	2,696,638	37,318,304
Closing balance	**749,202,112**	747,704,699	745,008,061
Fully paid non-participating shares			
Balance at the beginning of the half year	**–**	43,650,755	43,650,755
Cancellation of non-participating shares	**–**	(43,650,755)	–
Closing balance	**–**	–	43,650,755

Fully paid non-participating shares

On 11 July 2005, the non-participating shares of the Company were cancelled, resulting in the share capital of the Company being reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of 0.01¢ for each 10 non-participating shares held. The residual balance of share capital relating to non-participating shares was transferred to ordinary share capital.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 100,000 shares per beneficial holder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 25 August 2006.

	30 June 2006 ¢	30 June 2006 $M	1 July 2005 ¢	1 July 2005 $M
7. Dividends Appropriated and Proposed				
a) Dividends appropriated during the half year				
Final dividend in respect of prior financial year (franked to 100%)	**17.5**	**130.9**	15.5	109.9

b) Dividends declared and not recognised as a liability

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	14.5	14.5	108.7	3 October 2006

	30 June 2006 $M	31 December 2005 $M	1 July 2005 $M

8. Derivatives and Net Debt Reconciliation

a) Derivatives as per the balance sheets

	30 June 2006 $M	31 December 2005 $M	1 July 2005 $M
Derivative assets – current			
Debt related	–	–	(9.2)
Non-debt related	**(65.3)**	(56.9)	(33.4)
	(65.3)	(56.9)	(42.6)
Derivative liabilities – current			
Debt related	**41.3**	54.8	115.3
Non-debt related	**91.3**	26.5	33.6
	132.6	81.3	148.9
Derivative liabilities – non-current			
Debt related	**95.6**	91.7	141.0
Total net derivative liabilities	**162.9**	116.1	247.3
Net derivative liabilities/(assets) comprises –			
Debt related	**136.9**	146.5	247.1
Non-debt related	**26.0**	(30.4)	0.2
Total net derivative liabilities	**162.9**	116.1	247.3

b) Net debt reconciliation

	30 June 2006 $M	31 December 2005 $M	1 July 2005 $M
Cash assets	**(593.8)**	(315.0)	(199.6)
Net derivative liabilities – debt related	**136.9**	146.5	247.1
Interest bearing liabilities – current	**460.0**	552.4	804.1
Interest bearing liabilities – non-current	**2,155.5**	1,748.8	1,237.6
Total net debt	**2,158.6**	2,132.7	2,089.2

	30 June 2006 $	1 July 2005 $

9. Other Performance Measures

a) Net tangible asset backing

Net tangible asset backing per ordinary share – excluding IBAs	**(0.76)**	(0.82)
Net tangible asset backing per ordinary share – including IBAs	**1.25**	1.15

b) Earnings per share (EPS)

	¢	¢
Basic EPS	**15.3**	19.8
Diluted EPS	**15.2**	19.7
Before significant items –		
Basic EPS	**19.4**	19.8
Diluted EPS	**19.4**	19.7

The weighted average number of ordinary shares used as the denominator in the calculation of EPS was –

	M	M
Basic EPS	**748.5**	733.1
Diluted EPS	**750.5**	736.5

c) Return on capital employed (ROCE)

ROCE is calculated on a moving annual total basis as EBIT (before significant items) divided by the average of capital employed at the beginning and at the end of the annual period. Where material business combinations occur, the acquisition date capital employed balance is used as the beginning balance with an adjustment made to reflect the period of ownership. Capital employed is defined as equity plus net debt

	%	%
ROCE	**16.0**	19.9

d) Capital expenditure (capex) compared to trading revenue

Capex is defined as current period gross payments for property, plant and equipment and software development assets.

Capex to trading revenue	**4.8**	5.0

Capex is reconciled to the payments for additions of property, plant and equipment and software development assets as per the cash flow statements as follows –

	$M	$M
Payments for additions of –		
Property, plant and equipment	**97.9**	93.1
Software development assets	**1.4**	0.5
Capex	**99.3**	93.6

	30 June 2006 $M	1 July 2005 $M

10. Cash Flow Statements

a) Reconciliation of cash and cash equivalents

	30 June 2006 $M	1 July 2005 $M
Cash assets	**127.7**	81.7
Short term deposits	**331.1**	117.9
Bills of exchange	**135.0**	–
	593.8	199.6

b) Non-cash investing and financing activities

	30 June 2006 $M	1 July 2005 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**7.8**	4.9
Shares issued as part consideration for purchase of SPC Ardmona Limited	**–**	275.7
Other payables in relation to acquisitions (amounts to be paid post balance date)	**–**	12.0

	30 June 2006 $M	31 December 2005 $M

11. Contingent Assets and Liabilities

	30 June 2006 $M	31 December 2005 $M
Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	**9.5**	12.5
Other guarantees	**0.5**	1.0
Other contingent liabilities	**1.0**	1.4
	11.0	14.9

12. Changes in Composition of Entity

There were no material acquisitions or disposals of entities or businesses during the half year. During the comparative half year, the Group made the following acquisitions –

		Purchase consideration				
Entity/business	Acquisition date	Cash, net of costs and acquired cash balances $M	Issues of equity $M	Deferred amounts $M	Acquired cash balances $M	Total $M
SPC Ardmona Limited Group	25 February 2005	239.3	275.7	–	8.9	523.9
Northern Territory Coca-Cola Bottling agreement and related assets	28 January 2005	27.3	–	2.0	–	29.3
CCA Indonesia outside equity interests	8 February 2005	20.0	–	10.0	–	30.0
		286.6	275.7	12.0	8.9	583.2

If the above acquisitions had taken place at the beginning of the comparative half year, the normal ordinary profit for the Group would have been $146.0 million and revenue would have been $2,009.9 million.

13. Subsequent Events

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, result of operations or state of affairs of the Coca-Cola Amatil Limited Group in subsequent accounting periods, with the exception of the following items –

Product Recall in Kwangju Region of South Korea

As indicated in CCA's announcement to the Australian Stock Exchange dated 11 July 2006, CCA's operations in South Korea have been the subject of an extortion threat affecting Coca-Cola PET packaged products in Kwangju, Hwasoon and Damyang. Following receipt (10 July 2006) of the results of an analysis performed by the police on suspect products, CCA has voluntarily recalled all affected products from these areas, amounting to approximately 40,000 physical cases of product. The estimated total cost of the recall is not considered to be material.

Proposed Acquisition of Palm Springs Water Business

As indicated in CCA's announcement to the Australian Stock Exchange dated 31 July 2006, CCA has reached agreement to acquire the assets of the home and office water delivery company Palm Springs Limited. The purchase price is to be approximately $7.4 million and completion of the acquisition is expected within three months of this announcement. The acquisition is subject to Palm Springs shareholders', Australian Competition and Consumer Commission, and other approvals.

Formation of Joint Venture with SABMiller

As indicated in CCA's announcement to the Australian Stock Exchange dated 10 August 2006, CCA has agreed to form a joint venture with SABMiller, the world's second largest brewer, to sell and distribute imported premium beer in Australia. The 50:50 joint venture company between CCA and SABMiller will initially import and distribute SABMiller's international premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell into the Australian markets.

SABMiller will provide finished goods and marketing services and CCA will utilise its comprehensive sales and distribution infrastructure to sell and distribute the beer brands along with CCA's existing non-alcoholic beverages, which include the Coca-Cola trademark beverages. The joint venture will be headed by long-term senior SABMiller executive, Mr Ari Mervis. Mr Mervis was most recently director-general of SABMiller's Russian operations and was also a senior executive in the Coca-Cola bottling operations in South Africa.

The Directors declare that the consolidated financial statements and notes, set out on pages 17 to 31 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance for the half year ended 30 June 2006; and
d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have received and considered the certification from the Group Managing Director and Chief Financial Officer supporting the financial statements and statutory report for the half year ended 30 June 2006.

This declaration is made in accordance with a resolution of the Directors pursuant to section 303(5) of the Corporations Act 2001, dated 10th of August 2006.

On behalf of the Directors

T.J. Davis

Sydney
10th day of August 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT REVIEW REPORT

To the members of Coca-Cola Amatil Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statements, balance sheets, cash flow statements, changes in equity statements and accompanying notes to the financial statements for the consolidated entity comprising both Coca-Cola Amatil Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the half-year ended 30 June 2006.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Coca-Cola Amatil Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2006 and of its performance for the half-year ended on that date; and
  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G. Ezzy
Partner
Sydney
10th day of August 2006

Liability limited by a scheme approved under Professional Standards Legislation